Exhibit 99.1

NuCana Announces the Re-Opening of Enrollment in Multiple Clinical Studies

After Temporary Pause Due to COVID-19 Pandemic

Edinburgh, United Kingdom, May 18, 2020 (GLOBE NEWSWIRE) – NuCana plc (NASDAQ: NCNA) announced it has re-commenced enrollment of new patients in multiple clinical studies following the temporary pause necessitated by the COVID-19 pandemic. NuCana previously announced the re-opening of its global Phase III study of Acelarin plus cisplatin in patients with biliary tract cancer (NuTide:121) on May 5, 2020. NuCana has now also re-opened the Phase I and Phase Ib clinical studies of NUC-3373 and the Phase I clinical study of NUC-7738.

“All of our clinical studies have now re-opened to new patient enrollment and we are pleased to be treating once again new patients who may benefit from our ProTides” said Hugh S. Griffith, NuCana’s Founder and Chief Executive Officer. “The COVID-19 pandemic has had a dramatic impact on the global healthcare delivery system and advancing clinical studies of potential new treatments for cancer patients is of critical importance to NuCana.”

The following clinical studies have re-opened to new-patient enrollment:

•

NuTide:121, the Phase III study of Acelarin (NUC-1031) plus cisplatin in patients with biliary tract cancer. The re-opening of NuTide:121 has begun in certain geographies including Australia, Canada, South Korea, Taiwan, Ukraine and the United Kingdom.

•

NuTide:302, the Phase Ib study of NUC-3373 in combination with other agents typically combined with 5-fluorouacil (5-FU) in patients with advanced colorectal cancer. The re-opening of NuTide:302 has begun in the United Kingdom.

•	NuTide:301, the Phase I clinical study of NUC-3373 in patients with advanced solid tumors.

•	NuTide:701, the Phase I clinical study of NUC-7738 in patients with advanced solid tumors.

About NuCana plc

NuCana is a clinical-stage biopharmaceutical company focused on significantly improving treatment outcomes for cancer patients by applying our ProTide technology to transform some of the most widely prescribed chemotherapy agents, nucleoside analogs, into more effective and safer medicines. While these conventional agents remain part of the standard of care for the treatment of many solid and hematological tumors, their efficacy is limited by cancer cell resistance mechanisms and they are often poorly tolerated. Utilizing our proprietary technology, we are developing new medicines, ProTides, designed to overcome key cancer resistance mechanisms and generate much higher concentrations of anti-cancer metabolites in cancer cells. Our most advanced ProTide candidates, Acelarin and NUC-3373, are new chemical entities derived from the nucleoside analogs gemcitabine and 5-fluorouracil, respectively, two widely used chemotherapy agents. Acelarin is currently being evaluated in four clinical studies, including a Phase III study for patients with biliary tract cancer, a Phase Ib study for patients with biliary tract cancer, a Phase II study for patients with platinum-resistant ovarian cancer and a Phase

III study for patients with metastatic pancreatic cancer for which enrollment has been suspended. NUC-3373 is currently in a Phase I study for the potential treatment of a wide range of advanced solid tumors and a Phase Ib study for patients with previously treated metastatic colorectal cancer. Our third ProTide, NUC-7738, is a transformation of a novel nucleoside analog (3’-deoxyadenosine) and is in a Phase I study for patients with advanced solid tumors.

Forward-Looking Statements

This press release may contain “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based on the beliefs and assumptions and on information currently available to management of NuCana plc (the “Company”). All statements other than statements of historical fact contained in this press release are forward-looking statements, including statements concerning the Company’s planned and ongoing clinical studies for the Company’s product candidates and the potential advantages of those product candidates, including Acelarin, NUC-3373 and NUC-7738; the initiation, enrollment, timing, progress, release of data from and results of those planned and ongoing clinical studies; the impact of COVID-19 on its preclinical studies, clinical studies, business, financial condition and results of operations; and the utility of prior non-clinical and clinical data in determining future clinical results. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other comparable terminology. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These risks and uncertainties include, but are not limited to, the risks and uncertainties set forth in the “Risk Factors” section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2019 filed with the Securities and Exchange Commission (“SEC”) on March 10, 2020, and subsequent reports that the Company files with the SEC. Forward-looking statements represent the Company’s beliefs and assumptions only as of the date of this press release. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee future results, levels of activity, performance or achievements. Except as required by law, the Company assumes no obligation to publicly update any forward-looking statements for any reason after the date of this press release to conform any of the forward-looking statements to actual results or to changes in its expectations.

For more information, please contact:

NuCana plc

Hugh S. Griffith

Chief Executive Officer

+44 131 357 1111

info@nucana.com

Westwicke, an ICR Company

Chris Brinzey

+1 339-970-2843

chris.brinzey@westwicke.com

RooneyPartners

Marion Janic

+1 212-223-4017

mjanic@rooneyco.com